UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2020

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended December 31, 2019

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	8

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	14

Signatures		16

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31, 2019	March 31,
	(Unaudited)	2019
ASSETS	$	$
Current assets
Cash and cash equivalents	612,070	506,524
Accounts receivable, net	29,631	59,631
Investment tax credits receivable Other tax credits	64,302 38,192	171,204 35,351
Prepaid expenses	12,587	27,911
	756,782	800,621
Investment	732,979	709,047
Right of uses assets	5,327	—
Property and equipment, net	21,445	20,799
	1,516,533	1,530,467
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	25,442	36,802
Current Lease Liabilities	5,747	—
Accrued liabilities	19,991	21,487
Deferred revenue	2,924	89,844
Total liabilities	124,104	148,133
Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2019 and March 31, 2019.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2019 and March 31, 2019.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at December 31, 2019 and 8,136,348 as at March 31, 2019.	19,491,842	19,491,842
Additional paid-in capital	2,963,912	2,963,912
Accumulated deficit	(20,634,193)	(20,622,106)
Accumulated other comprehensive income	(429,132)	(451,314)
	1,392,429	1,382,334
	1,516,533	1,530,467

The accompanying notes are an integral part of these condensed consolidated financial statements

3

ZIM Corporation Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2019	Three months ended December 31, 2018	Nine months ended December 31, 2019	Nine months ended December 31, 2018
	$	$	$	$
Revenues
Mobile	8,158	30,014	45,262	81,390
Software	1,725	1,963	22,448	100,926
Software maintenance and consulting	57,934	179,501	196,601	346,326
Total revenues	67,817	211,478	264,311	528,642

Operating expenses
Cost of revenues	4,463	5,906	15,142	14,045
Selling, general and administrative	109,621	96,113	406,386	392,109
Research and development	52,490	64,218	152,232	183,743
Total operating expenses	166,574	166,237	573,760	589,897

Income (loss) from operations	(98,757)	45,241	(309,449)	(61,255)
Other income (expense):
Unrealized gain (loss) on equity investments	3,460	(4,330)	3,460	604,013
Gain on sale of investments	3,332	—	220,233	—
Other income (loss)	6,951	(358)	6,789	6,629
Interest income, net	3,038	4,576	9,890	10,457
Total other income	16,781	(112)	240,372	621,099
Net income (loss) before income taxes	(81,976)	45,129	(69,077)	559,844
Income tax benefit	12,572	18,710	56,990	50,573
Net income (loss)	(69,404)	63,839	(12,087)	610,417

Basic and fully diluted income (loss) per share	(0.009)	0.008	(0.001)	0.075
Weighted average number of shares outstanding	8,136,348	8,136,348	8,136,348	8,136,348

4

ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2019	Nine months ended December 31, 2018
	$	$
OPERATING ACTIVITIES
Net income	(12,087)	610,417
Items not involving cash:
Depreciation of property and equipment	11,387	7,446
Unrealized gain in equity securities	(3,460)	(604,013)
Stock-based compensation	2,156	458
Changes in operating working capital
Increase in accounts receivable	30,000	(76,079)
Decrease in investment tax credits receivable	104,061	107,017
Decrease in prepaid expenses Decrease in right of use assets Decrease in lease liabilities	15,324 5,327 (5,747)	22,115 — —
Increase in accounts payable	(11,360)	4,764
Increase (decrease) in accrued liabilities	(1,496)	2,905
Decrease in deferred revenues	(16,919)	21,716
Cash flows provided by operating activities	117,186	96,746
INVESTING ACTIVITIES
Purchase of property and equipment	(6,233)	(4,404)
Cash flows used in investing activities	(6,233)	(4,404)
FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—
Effect of changes in exchange rates on cash	(5,407)	(75,390)
Increase in cash	105,546	16,952
Cash, beginning of period	506,524	(418,507)
Cash, end of period	612,070	435,459

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of December 31, 2019 has been derived from our audited consolidated financial statements for the year ended March 31, 2019. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2019 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine month periods ended December 31, 2019 are not necessarily indicative of the results to be expected for the full year.

2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $20,637,653 and year to date cash flow from operations of $117,186. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value
CP4H	187,367	—
Equispheres	111,990	721,820
HostedBizz	1,005	—
NuvoBio	762	770
Spiderwort	7,725	11,160

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On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. ZIM recognized its portion of the proceeds, in the amount $216,901, as a gain on the sale of assets.

On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($45,758 United States dollars).

On August 24, 2018, NuvoBio Corporation made an equity investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note.

On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater that $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $11,160 US dollars. This represents an unrealized gain on this equity investment of $3,460.

Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month and nine-month periods ended December 31, 2019 and 2018.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2019 was $67,817, down from $211,478 for the same period last year.

Net loss for the quarter was $69,404 as compared to a net income of $63,839 for the quarter ended December 31, 2018. On a year-to-date basis net loss was $12,087 as compared to a net income of $610,417 for the same period in fiscal 2019. The decrease in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $608,343 that was recognized in fiscal year 2019.

ZIM had cash and cash equivalents of $612,070 at December 31, 2019 as compared to cash and cash equivalents of $506,524 at March 31, 2019.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

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Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2018, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and

·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2019.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2019 and 2018. The information for the three months and nine months ended December 31, 2019, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2019, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

9

REVENUES

	Three months ended December 31, 2019	As a %	Three months ended December 31, 2018	As a %

Bulk SMS	8,158	12	30,014	14
	8,158	12	30,014	14

Software	1,725	3	1,963	1
Maintenance and consulting	57,934	85	179,501	85
	59,659	88	181,464	86

Total Revenues	67,817	100	211,478	100

	Nine months ended December 31, 2019		Nine months ended December 31, 2018

Bulk SMS	45,262	17	81,390	15
	45,262	17	81,390	15

Software	22,448	8	100,926	19
Maintenance and consulting	196,601	75	346,326	66
	219,049	83	447,252	85

Total Revenues	264,311	100	528,642	100

Revenue for the quarter ended December 31, 2019 was $67,817, as compared to $211,478 for the same period last year.

Total revenues for the nine months ended December 31, 2019 were $264,311, a decline from $528,642 for the nine months ended December 31, 2018. The decrease in revenue resulted from decreases in all segments of our business.

REVENUES ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $1,963 to $1,725 for the quarters ended December 31, 2019 and 2018, respectively. For the nine-month periods ended December 31, 2019 and 2018, revenues decreased from $100,926 to $22,448. Maintenance and consulting revenue declined from $179,501 to $57,934 for the quarter and decreased from $346,326 to $196,601 for the nine-month period. Declines in this area are mainly due to the declining economy in Brazil and subsequent decline in our business activity in Brazil.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

10

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent upon sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended December 31, 2019, we experienced a decrease in revenues from $30,014, for the period ended December 31, 2018, to $8,158. We experienced a year-to-date revenue decrease from $81,390 for the nine months ended December 31, 2018, to $45,262 for the nine months ended December 31, 2019. In general, bulk-messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2020.

OPERATING EXPENSES

	Three months ended December 31, 2019	Three months ended December 31, 2018	Period to period change
	$	$	$

Cost of revenues	4,463	5,906	(1,443)
Selling, general and administrative	109,621	96,113	13,508
Research and development	52,490	64,218	(11,728)
	166,574	166,237	337

	Nine months ended December 31, 2019	Nine months ended December 31, 2018	Period to period change
	$	$	$

Cost of revenues	15,142	14,045	1,097
Selling, general and administrative	406,386	392,109	14,277
Research and development	152,232	183,743	(31,511)
	573,760	589,897	(16,137)

COST OF REVENUE

	Three months ended December 31, 2019	Three months ended December 31, 2018
	$	$
Mobile
Revenues	8,158	30,014
Cost of revenues	(349)	(378)
Gross margin	7,809	29,636

Gross margin percentage	96%	99%

Software
Revenues	59,659	181,464
Cost of revenues	(1,034)	(5,528)
Gross margin	55,545	175,936

Gross margin percentage	93%	97%

11

	Nine months ended December 31, 2019	Nine months ended December 31, 2018
	$	$
Mobile
Revenues	45,262	81,390
Cost of revenues	(1,034)	(1,686)
Gross margin	44,228	79,704

Gross margin percentage	98%	98%

Software
Revenues	219,048	447,252
Cost of revenues	(14,108)	(12,359)
Gross margin	204,941	434,893

Gross margin percentage	94%	97%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2019 and December 31, 2018 were $109,621 and $96,113, respectively. On a year-to-date basis expenses increased by $14,277 from $392,109 for the nine month period ended December 31, 2018 to $406,386 for the nine month period ended December 31, 2019.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2019 and December 31, 2018, the Company recognized compensation expense for employees and consultants of $1,350 and $123, respectively. On a year-to-date basis, stock-based compensation increased from $458 for the nine month period ended December 31, 2018 to $2,156 for the nine month period ended December 31, 2019. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2019 and 2018 were $52,490 and $64,218 respectively. On a year-to- date basis, research and development expenses decreased from $183,743 for the nine month period ended December 31, 2018 to $152,232 for the nine month period ended December 31, 2019 and are reflective of decreased investment in research and development labour.

NET INCOME

Net loss for the quarter was $69,404 as compared to a net income of $63,839 for the quarter ended December 31, 2018. On a year-to-date basis net loss was $12,087 as compared to a net income of $610,417 for the same period in fiscal 2019. The decrease in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $608,343 that was recognized in fiscal year 2019.

12

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2019, ZIM had cash and cash equivalents of $612,070 and working capital of $632,677, as compared to cash and cash equivalents of $506,524 and working capital of $652,488 at March 31, 2019.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2019	Nine months ended December 31, 2018
	$	$
Cash flows generated by (used in) operating activities	117,186	96,746
Cash flows used in investing activities	(6,233)	(4,404)
Cash flows provided by financing activities	—	—

At December 31, 2019, the Company had a working capital line from its principal banker for approximately $38,497 in addition to a cash and cash equivalent balance of $612,070. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2019	March 31, 2019

Canadian dollars	378,768	131,463
US dollars	21,656	153,406
Brazilian reals	1,201,060	1,013,757

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2019	March 31, 2019

Canadian dollars	7,487	44,287
US dollars	14,931	4,548
Brazilian reals	35,918	85,476

Accounts payable include the following amounts payable in their source currency:

	December 31, 2019	March 31, 2019

Canadian dollars	16,690	44.537
US dollars	12,400	3.275
Brazilian reals	772	772

Accrued liabilities include the following accruals in their source currency:

	December 31, 2019	March 31, 2019

Canadian dollars	14,831	22,397
Brazilian reals	34,456	18,412

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

14

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2019	March 31, 2019

Canada	20%	55%
North America, excluding Canada	50%	8%
South America	30%	37%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 10, 2019	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 10, 2019	/s/ John Chapman John Chapman, Chief Financial Officer

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